

Mail Stop 3030

October 2, 2009

John R. Barr
President and Chief Executive Officer
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442

> **Re: AGA Medical Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amended October 1, 2009**
> **File No. 333-151822**

Dear Mr. Barr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We are currently subject to claims, page 26

1.   With a view toward clarified disclosure, please tell us why you can not determine whether you are able to inform third parties of the alternative process.

2.   Please reconcile your statement in your response to prior comment 2 that the $14 million considers only the period of time before the '141 patent became enforceable against you with the disclosure on page 27 that the $14 million considers total sales outside the United States during the period for which damages were awarded.

Principal and Selling Stockholders, page 153

3.   Please show clearly the number of shares to be sold by each selling stockholder.

Shares Eligible for Future Sales, page 165

4.   Please show us how you determined that 34,305,697 shares can be sold pursuant to Rule 701.

Certain Provisions of our Certificate of Incorporation and Bylaws, page 157

5.   It is unclear why you have not discussed the effect of the 75% provision in Article V of the Certificate of Incorporation. Please revise or advise.

 Note 3. Significant Accounting Policies

Basis of Presentation, page F-9

6.   We note that your reverse stock spilt will occur immediately prior to the closing of the initial public offering. Please revise your filing to present pro forma earnings per share information on the face of the statements of operations and in other appropriate sections that refer to earnings per share, to give effect to the 7.15 for 1 reverse stock split.

Exhibits

7.   We may have further comments after you file all required exhibits.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare
    the filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Jeanne Bennett at (202) 551-3606 or in her absence, Brian
Cascio at (202) 551-3676 if you have questions regarding comments on the financial
statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at
(202) 551-3617 with any other questions.

                                                        Sincerely,

                                                        Russell Mancuso
                                                        Branch Chief

cc (via fax):   John B. Tehan, Esq.
                    Kenneth B. Wallach, Esq.